[Letterhead of Teck Cominco]

June 19, 2006

Via EDGAR

Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Re: Inco Limited
Schedule TO-T filed by Teck Cominco Limited on May 23, 2006; File No. 005-46625

Ladies and Gentlemen:

Teck Cominco Limited, a corporation existing under the Canada Business Corporations Act (the “Company”), submits in electronic form for filing the accompanying Amendment No.9, together with exhibits (the “Amendment No.9”) to Schedule TO-T filed by the Company on May 23, 2006 (the “Schedule TO-T”).

Amendment No.9 reflects the responses of the Company to comments received from the Staff of the Commission in a letter from Celeste Murphy, dated June 6, 2006 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Schedule TO-T and the exhibits thereto.  For your convenience, references to page numbers in the responses are to the marked version of the revised Offer and Circular, a copy of which we are providing to you supplementally in hard copy by Federal Express with this response letter.

The Company’s responses to the Staff’s comments are as follows:

General

1.                                      Please amend your offer materials to provide clear and prominent disclosure that there are significant material differences between the rights of Inco security holders now and those they will have as Teck B Class shareholders, as a result of Teck’s dual-class capital structure, should they tender Inco shares to receive Teck Class B shares.  We believe that such disclosure should include a clear comparison of the voting rights of Inco security holders currently held vis-à-vis their equity position and the voting rights of Inco security holders tendering for Teck Class B shares vis-à-vis that equity position.  We note your disclosure on page 45 that your Class A shares are entitled to 100 votes per Class A shares and that the offered

Teck Class B shares are entitled to 1 vote per Class B share.  At this section, in the risk factor section, and in your revised, more prominent disclosure, please state, if true, that if the Teck offer were successful, the holders of the Class A shares would continue to control the combined entity, controlling 57.7% of the votes while holding only 1.3% of the equity in the aggregate.  We note that you state that the Class B shares will hold approximately 41.2% of the total number of Class B shares and Class A shares of the combined entity, but this describes only the percentage of capital stock, not the actual voting characteristics of the classes.  Clearly state the percentage of the aggregate voting power of the combined entity’s capital stock that tendering Inco security holders would have in addition to the percentage of capital stock.  You should further illustrate for security holders that this result is in sharp contrast to the proportional voting and equity positions of the Inco shares they currently hold, with a capital structure of single class of common shares in which each share carries equal voting rights and entitlement.

Response to Comment 1

                                The Company has revised the disclosure throughout the Offer and Circular as requested to provide clear and prominent disclosure that there are significant material differences between the rights of holders of Inco Shares now and the rights such holders would have as holders of Teck Subordinate Voting Shares.

Notice to Shareholders in the United States, page ii

2.                                      It appears that your statement that the offer constitutes a premium to Inco security holders, of upwards of 28% compared to the 30-day average share price as of May 5, 2006, the last trading day before the offer was announced, may not distinguish between the value of the cash consideration versus the mixed consideration offered to Inco security holders.  Further, it appears that Teck, in recent public statements regarding the offer, uses only the cash component, C$78.50, as the basis for comparison.  We note that it is unlikely that security holders who make the cash election will receive only cash consideration for their shares.  Please revise your premium discussion throughout your disclosure document as necessary.

Response to Comment 2

                                The Company has revised the premium discussion throughout the Offer and Circular as requested.  The Company will include a reference to a current value of the Offer based on a recent price for the Teck Subordinate Voting Shares in future public statements regarding the value of the Offer.

3.                                      Tell us why the May 5, 2006 date, the last trading day before the offer was announced, is the most relevant date to use when calculating and discussing the premium to be received by tendering security holders.  Please consider updating your discussion of the premium offered by the offer with the closing price of the Class B shares.  We note that the closing price on May 19, 2006 was $C65.69, an approximately 18% drop from the closing price used when calculating the premium.  We understand that in all situations where there is a stock component to the offered consideration, variation in the stock price may reduce or increase the value of such stock consideration.  Here, however, if the cash alternative is fully subscribed, the Inco security holders making the cash election will only receive C$28.00, with the remainder of the consideration to be received in the form of Class B shares.

Response to Comment 3

                The Company respectfully advises the Staff that Canadian securities laws require disclosure of the closing price of the Inco Shares on the last trading day prior to the announcement of the Offer.  The Company believes that May 5, 2006 is the most relevant date to use when calculating and discussing the premium to be received by tendering security holders, as it is the last date on which the Inco Share price was unaffected by the value of the Offer.  The Company believes that since the date of the announcement of its takeover bid, the Inco Share price has been heavily affected by the value of the Offer.  The Company recognizes that the price of Teck Subordinate Voting Shares has declined from their closing price on May 5, 2006, consistent with declines in the share prices of other base metal mining companies unaffected by takeover activity.  The Company has revised the disclosure in the Offer and Circular to indicate the current value of the Offer, as indicated in the response to comment 2 above.  The Company believes that it is not meaningful to use the current value of the Offer and the current value of the Inco Shares as a basis for calculating a premium to Inco shareholders because the Company believes that the current market price of the Inco Shares is intrinsically linked to the value of the Offer, including the market price of the Subordinate Voting Shares, and as a result of that linkage, there is no longer any significant difference between the two values.  Notwithstanding the Company’s views described above, the Company has revised the premium discussion throughout the Offer and Circular to add disclosure about the current value of the Offer based on the current value of the Teck Subordinate Voting Shares.

Statements Regarding Forward-Looking Information, page iv

4.                                      The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer.  See Section 27A(b)(l)(E) of the Securities Act of 1933 and Section 21E(b)(l)(E) of the Securities Exchange Act of 1934.  Accordingly, your reference to the defined term “forward-looking statements” within the meaning of the Securities Act and the Exchange Act is inappropriate.  Please delete the reference.

Response to Comment 4

                The Company has deleted the reference to the Securities Exchange Act of 1934 as requested.

Reporting Currencies and Accounting Principles, page vi

5.                                      We note that certain of the financial information in your financial statements is reconciled to U.S. GAAP.  You have a discussion of the material measurement differences between U.S. GAAP and Canadian GAAP in the context of Teck in Note 24 to Teck’s audited consolidated financial statements as at and for the year ended December 31, 2005.  Please tell us why you did not provide a reconciliation to U.S. GAAP.  Please see Instruction 8 to Item 10 of Schedule TO.

Response to Comment 5

                The Company advises the Staff that a complete reconciliation to U.S. GAAP as required by Item 17 of Form 20-F was included in the Company’s amended Annual Report on Form 40-F as filed via EDGAR on May 22, 2006 and is incorporated by reference in the Offer and Circular.

                There are no additional items that would be included in the reconciliation to U.S. GAAP for the period ended March 31, 2006, except for deferred stripping costs, which are described and qualified in Note 6(m) to the pro forma financial statements included as Annex A to the Offer and Circular.

Summary Term Sheet, page 1

6.                                      Please eliminate the phrase from the first paragraph that the summary “is qualified in its entirety by the more detailed descriptions and information contained in the Offer and Circular.  .  .  .”  The information you provide in the Schedule TO must be materially complete and the qualification suggests that the offer summary may not be materially complete.  Note that this language is also inappropriately used other places in your offer document.  Please revise throughout the offer document accordingly.

Response to Comment 6

                The Company has revised the disclosure and deleted the phrase throughout the Offer and Circular as requested.

Will I be able to trade the Teck Subordinate Voting Shares I receive?  Page 4

7.                                      We note that you state that Inco security holders will be able to trade the Teck Class B shares that they receive under the offer.  In connection with the offer, you state that you have applied to list such shares on the TSX and the NYSE, but that listing on the NYSE is not a condition of the offer.  Please state, in the event that such shares are not listed, the market they might be traded in and the potential loss of liquidity to such security holders if the Teck

Class B shares are not listed on the NYSE and forced to trade in some other market.

Response to Comment 7

                On June 8, 2006 the NYSE approved the Company’s application to list the Teck Subordinate Voting Shares.  The Company intends to list the Teck Subordinate Voting Shares on the NYSE on or about June 29, 2006.  The Company has revised the Offer and Circular to reflect the approval and anticipated listing date.

What is the market value of my Inco Shares as of a recent date? Page 5

8.                                      Please tell us why the date of May 5, 2006 is the best date to present the market value of the Inco Shares.  Please include, in your response, an analysis of more recent market information regarding the value of Inco Shares.

Response to Comment 8

                As noted in the Company’s response to Comment 3, the Company believes that May 5, 2006 is the most relevant date to use when calculating and discussing the premium to be received by tendering security holders, as it is the last date on which the Inco Share price was unaffected by the value of the Offer.  The Company believes that since the date of the announcement of its takeover bid, the Inco Share price has been heavily affected by the value of the Offer.  For the Staff’s information, the table set forth below shows information regarding the value of Inco Shares and the implied value of the Offer based on the value of the Teck Subordinate Voting Shares.

	Inco Shares(1)	Implied Value of the Offer(2)	Teck Subordinate Voting Shares(1)
May 5, 2006	Cdn.$65.38	Cdn.$78.50	Cdn.$80.25
May 8, 2006	74.83	76.12	76.47
May 9, 2006	76.51	76.51	77.08
May 10, 2006	75.25	75.38	75.29
May 11, 2006	74.54	73.79	72.77
May 12, 2006	73.80	73.79	72.76
May 15, 2006	71.50	72.04	69.99
May 16, 2006	73.50	72.04	69.98
May 17, 2006	73.19	70.26	67.15
May 18, 2006	70.53	69.88	66.55
May 19, 2006	70.18	69.34	65.69
May 22, 2006	70.18	69.34	65.69
May 23, 2006	68.68	69.23	65.52
May 24, 2006	66.85	68.53	64.40
May 25, 2006	69.50	70.57	67.65
May 26, 2006	72.05	72.57	70.82
May 29, 2006	72.02	73.20	71.83
May 30, 2006	71.44	72.59	70.85
May 31, 2006	72.50	72.11	70.10

June 1, 2006	73.11	71.22	68.68
June 2, 2006	73.18	70.56	67.63
June 5, 2006	71.46	69.50	65.95
June 6, 2006	71.40	68.33	64.09
June 7, 2006	69.68	68.90	64.99
June 8, 2006	69.70	68.26	63.98
June 9, 2006	69.41	68.82	64.87
June 12, 2006	65.54	66.25	60.78
June 13, 2006	64.65	64.88	58.60

Source: Bloomberg

1.     Daily closing trading price on the Toronto Stock Exchange.

2.     Implied value of Teck Offer = 0.6293 Teck Class B Shares + Cdn.$28.00 assuming full pro ration.

Strategic Rationale for the Proposed Combination, page 15 Synergies

9.                                      We note that you have an initial target for synergies of at least $150 million per year and that $75 million of these synergies can be achieved early on through arrangements with Falconbridge with respect to Inco’s Sudbury, Ontario operations.  Please disclose the basis for your belief that you will be able to negotiate such arrangements and synergies.  Such basis should include discussions with Falconbridge that have taken place with respect to this proposal.  Alternatively, if you have had no discussion with Falconbridge, explain how you believe that you would be able to reach acceptable arrangements that would result in these synergies with Falconbridge, an independent third party.  Please note that all expected synergies as a result of a proposed transaction should be verified.

Response to Comment 9

                The Company’s estimate of an initial $75 million of synergies that may be achieved early on through arrangements with Falconbridge with respect to Inco’s Sudbury, Ontario operations is based on its experience in negotiating synergy arrangements in other comparable contexts and on the Company’s analysis of public disclosures made by Inco and Falconbridge with respect to their respective Sudbury operations.  The Company has not had discussions with Falconbridge with respect to the Offer.  On the basis of its knowledge of the Sudbury operations of Inco and Falconbridge, and on the basis of Inco and Falconbridge’s public disclosures concerning potential synergies, the Company believes that if the aggregate amount of synergies available are as publicly stated by Inco and Falconbridge, it is reasonable to believe that Falconbridge will have appropriate incentives to reach acceptable arrangements with respect to the sharing of those synergies with the Company if the Offer is successful.  There can be no assurance that any such arrangements will be agreed.  The Company has revised the disclosure in the Offer and Circular to clarify that there have been no discussions with Falconbridge and that while the synergies are anticipated, there can be no assurance that they will materialize.

Use of Teck’s CESL Technology on Inco’s Nickel Properties, page 15

10.                               We note that you believe that “several hundreds of millions of dollars” in cost savings may be realized from the application of the CESL technology at Inco’s properties.  Please provide the basis on which you have estimated the financial benefits of applying this technology.  Further, it appears that Inco may currently use analogous processes, thereby already capturing those savings.  Tell us if you have any knowledge of Inco’s current practices in this respect.

Response to Comment 10

                The Company estimated the financial benefits of applying the CESL technology at Inco’s properties based on its extensive knowledge of the CESL process, which has been developed over 13 years of research, and its analysis of Inco’s current operations based on Inco’s public disclosure in that regard.  Inco has published detailed descriptions of its proposed process at Voisey’s Bay.  The Company and Inco have had discussions in connection with the potential application of the CESL process at Voisey’s Bay, and the Company has derived further technical information from those discussions.  On the basis of that technical disclosure and on the basis of the Company’s discussions with Inco, the Company believes that the CESL technology has material capital cost and operating cost advantages over Inco’s process.  The Inco process is not analogous to the Company’s process.  Inco’s public disclosure indicates a requirement for larger autoclaves as well as for oxygen and chlorine regeneration and recirculation not required by the CESL process.  The CESL process has the ability to process a bulk nickel/copper concentrate, reducing processing costs at the mine site by eliminating the need to separate nickel from copper.  The Company has estimated the relevant cost savings to a scoping study level.  Further refinement of cost estimates would require access to non-public information of Inco, which is not available to the Company at this time.

Conditions of the Offer, page 27

11.                               We note your statement on page 27, regarding the conditions, that “[a]ny determination by the Offerer concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties.” Please revise this sentence to more precisely define its scope.  It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all persons.  For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

Response to Comment 11

                The Company has revised the statement as requested to more precisely define its scope.

Authorized and Outstanding Share Capital, page 45

12.                               We note that the Class B shares will have the benefit of certain “coattail provisions” that are described.  We note your risk factor stating that Class A shares “will be able to control certain matters” and that the market price of Class B shares could be adversely affected, but we believe that you should disclose that these certain matters are likely any matter put to a shareholder vote, including any future change of control transaction.  You should clarify that the Class A shares effectively have the ability to prevent the Class B holders from entertaining any future offer for control of Teck and benefiting from any associated future premium.  It appears that Teck’s Class A security holders would have the ability, in certain circumstances, to control the conversion rights of the Class B shares by determining not to tender to any offer before it is ever put to the Class B shares.

Response to Comment 12

                The Company has revised the disclosure throughout the Offer and Circular to clarify the effect that the Company’s dual class capital structure would have on an offer to purchase the Company by way of a take-over bid.

13.                               We note that you specifically incorporate by reference the audited comparative financial statements of Inco and the related notes thereto (except for the Inco auditors’ report as Teck has not obtained the consent of the auditors to incorporate this report), including the notes thereto, as at December 31, 2005 and 2004 (restated) and for each of the years in the two-year period ended December 31, 2005 (2004 restated).  For further information regarding Inco, you reference Inco’s unaudited comparative interim consolidated financial statements and the related notes thereto as at March 31, 2006 and for the three month period ended March 31, 2006 and 2005, and refer to Inco’s filings with Canadian and United States regulatory authorities found at www.sedar.com and www.sec.gov.  Tell us why you have not incorporated by reference the most recently available documents for Inco.

Response to Comment 13

                The Company respectfully advises the Staff that under applicable Canadian securities law, if a document is incorporated by reference in a take-over bid circular, it must be translated into French.  The March 31, 2006 interim financial statements of Inco were not incorporated by reference in the Schedule TO because as at May 23, 2006, the date of the filing of the Schedule TO, Inco had not yet filed the French translation of its March 31, 2006 interim financial statements on SEDAR.  On May 24, 2006, Inco filed the French translation of its March 31, 2006 interim financial statements on SEDAR.  The Company has revised its disclosure to incorporate by reference Inco’s unaudited comparative interim consolidated financial statements and the related notes thereto as at March 31, 2006 and for the three month period ended March 31, 2006 and 2005.

Additional Risk Factors Relating to Teck, page 63

14.                               We note your risk factor disclosure relating to Teck’s operations and the mining and metals business in general.  Please tell us whether risks relating to the lifespan of certain of Teck’s significant mining operations should be included in revised disclosure.  For example, Teck’s Form 10-K for the fiscal year ended December 31, 2005 provides information regarding various scheduled closure dates of mining operations that account for significant percentages of Teck’s production.  We note that some of this risk factor information can be found in the Teck documents incorporated by reference into the Schedule TO, but believe that there may be reason to highlight matters related to Teck’s long-term performance.

Response to Comment 14

                The Company respectfully advises the Staff that it does not believe that there is a significant risk relating to the life span of any of the Company’s mining operations that would justify separate risk factor disclosure.

                As noted in the comment above, the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2005 contains detailed disclosure concerning the scheduled closure dates of the Company’s material mining operations.  Of the Company’s largest mines, Red Dog, Elkview, Fording River and Antamina mines are long-lived mines.  The Highland Valley mine is currently scheduled to close in 2013.  The Fort Hills oil sands project, in which the Company has a 15% interest, is scheduled to come into production before the scheduled closure of Highland Valley mine.  Fort Hills will be an exceptionally long-lived mining operation.  The Company respectfully advises the Staff that it does not consider that the mine life profile of its material operations presents a material risk that is worthy of separate risk factor disclosure.

Source of Offered Consideration, page 75

15.                               We note you intend to finance approximately $3.4 billion through a credit facility pursuant to a binding commitment letter.  Please file the commitment letter as an exhibit to your Schedule TO.  See Item 12 of Schedule TO and Item 1016(b) of Regulation M-A.

Response to Comment 15

                The Company advises the Staff that it has entered into an amended and restated binding commitment letter, dated as of June 15, 2006, a copy of which is filed as an exhibit to Amendment No.9.  The Company has revised its disclosure in the Offer and Circular accordingly.

16.                               You state that the facility bears interest at rates customary for credit facilities of this type, with such interest rates varying depending on the rating of Teck’s unsecured debt.  Please disclose the details of your agreement, pursuant to the letter of commitment or any other schedule, or understanding, under the facility, regarding the interest rates varying depending on the rating of Teck’s unsecured debt.  Please provide examples where possible.  We note that the extent to which downgrades of your debt affect the interest rate is particularly relevant here due to the fact that various credit rating agencies have stated that Teck’s ratings would be placed under review for possible downgrade.  Tell us how you plan to revise your disclosure in the future regarding downgrades and interest rates of the financing.

Response to Comment 16

                Based on the Company’s current credit ratings of Baa2 from Moody’s and BBB from Standard & Poors, respectively, the credit facility is expected to bear interest at 0.60% over LIBOR or Bankers’ Acceptances.  The margin would remain the same in the event of a one notch downgrade by either Moody’s or Standard & Poors. If there were one notch downgrades by both Moody’s and Standard & Poors to Baa3 and BBB-, respectively, the margin over LIBOR and Bankers’ Acceptances would increase to 0.75%. There are also borrowing options under the facility at the Canadian prime rate or US base rate that would not increase in the event of one notch rating downgrades.

                If the ratings were downgraded to below Baa3 and BBB-, respectively, the margin over LIBOR and Bankers’ Acceptances would increase to 1.10% and the margin over Canadian prime or US base rate would be 0.10%.

                Moody’s has placed the Company’s rating under review for possible downgrade but on May 8, 2006, Moody’s issued a press release indicating that to the extent the acquisition closes on the terms set forth in the Offer and Circular, Moody’s expects that the Baa2 rating will be confirmed with a stable outlook.  The Company advises the Staff that it intends to revise its disclosure in the Offer and Circular in the future if there is a ratings downgrade and an increase in applicable interest rates of the financing.

Pro Forma Consolidated Balance Sheet, Annex A

17.                               We note that your “Long term debt” line item and the corresponding Note 3(e) indicate a principal amount of only $2.34 billion to the proposed credit facility.  However, your disclosure in the Schedule TO states that you intend to finance approximately $3.4 billion of the cash consideration in the offer through the proposed credit facility.  Further, this potentially results in an understatement of interest on long term debt on the pro forma consolidated statement of earnings.  Please advise.

Response to Comment 17

                The Offer assumes that the Company will require $3.4 billion to finance the cash portion of our acquisition of Inco if the Offer is successful.  Of this total, approximately $1.1 billion is bridge financing, which is temporary in nature and is expected to be paid down shortly after closing of the transaction with Inco’s available cash on hand at that time.  Inco’s cash on hand includes, among other items, proceeds from the exercise of Inco stock options which are assumed to occur at the time of the transaction. The Company has shown the net result of these related items.

18.                               Tell us and please consider explaining in the pro forma financial statements and the Schedule TO, how you concluded that the $224 million of cash and cash equivalents will be sufficient to enable the combined entity to fund your ongoing operations, including Inco’s major capital projects currently under development.  It appears that such amount is less than 18% of the cash that Teck alone and less than 28% of cash that Inco alone, held at March 31, 2006.

Response to Comment 18

                The Company has not concluded that $244 million of cash and cash equivalents, as presented on the balance sheet of the pro forma financial statements, would necessarily be sufficient to enable the combined entity to fund its ongoing operations.  The Company believes that the $244 million figure is not representative of the actual cash and cash equivalents and credit facilities expected to be available to the combined entity on completion of the Offer.  The pro forma balance sheet is required to be presented as at March 31, 2006.  The Company has generated substantial amounts of cash since March 31, 2006, and on the basis of current metals prices believes that Inco has also generated substantial amounts of cash during that period.  The Company believes that actual cash balances as at the closing date of the transaction will substantially exceed the amount presented as cash and cash equivalents on the March 31, 2006 pro forma balance sheet.  In addition, the pro forma balance sheet reflects $1.6 billion of non-cash working capital and the Company also has access to substantial operating lines of credit to fund its operations, both now and following completion of the Offer.  The Company believes that the sources of cash for the combined Company and their application to future capital requirements are beyond the scope of the pro forma financial statements and that no revisions are necessary or appropriate to the pro forma financial statements.

                For the Staff’s information, the Company believes that the cash and cash equivalents of the combined company, together with cash flow from operations and available lines of credit will be sufficient to fund ongoing operations and planned capital spending of the combined company.

                The Company’s cash balance of $3.1 billion at March 31, 2006 has been generated by substantial operating cash flow and by 10 and 30-year borrowings undertaken for purposes which include potential acquisitions.  The Company believes that the cash balance as at March 31, 2006 is greatly in excess of any amount required to fund ongoing operations or planned capital spending.  Accordingly a large proportion of this balance is available to be drawn upon to fund the proposed transaction.

Closing Comment

The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *

                If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (604) 687-1117.

Sincerely,

/s/ Peter Rozee
Peter Rozee
Senior Vice President, Commercial Affairs

cc:	Geofrey Myers, Helen L. Siwanowicz
Lang Michener LLP

Edwin S. Maynard, Jeffrey D. Marell
Paul, Weiss, Rifkind, Wharton & Garrison LLP